                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549




                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)




NAME OF ISSUER:                               HERITAGE BANCORP, INC.


TITLE OF CLASS
  OF SECURITIES:                              Common Stock, Par Value
                                              $5.00 per share


CUSIP NUMBER:                                 603240102





Check the following box if a fee is being paid with this statement: [_]




THE FILING OF THIS AMENDMENT NO. 6 TO SCHEDULE 13G SHALL NOT BE CONSTRUED AS AN ADMISSION THAT HERITAGE BANCORP, INC., OR ITS WHOLLY-OWNED SUBSIDIARIES AND AFFILIATES, INCLUDING HERITAGE NATIONAL BANK, ARE, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE ACT, THE BENEFICIAL OWNERS OF ANY SECURITIES COVERED BY THIS AMENDMENT NO. 6 TO SCHEDULE 13G.
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-----------------------                                  ---------------------
  CUSIP NO. 603240102                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      HERITAGE NATIONAL BANK, as fiduciary
      IRS No. 23-0881822

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Pennsylvania

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            239,151

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          34,213
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             239,151

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          34,213
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      273,364

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.73%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      BK

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 5 Pages
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  Schedule 13G
                   Under the Securities Exchange Act of 1934


Item 1(a) Name of Issuer:
          HERITAGE BANCORP, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:
          120 South Centre Street
          Pottsville, PA 17901

Item 2(a) Name of Person(s) Filing:
          Heritage National Bank


Item 2(b) Address of Principal Business Office:
          Heritage National Bank
          120 South Centre Street
          Pottsville, PA  17901

Item 2(c) Citizenship:   United States

Item 2(d) Title of Class of Securities:  Common Stock, Par Value $5.00 per share

Item 2(e) CUSIP Number:  603240102

Item 3    The person(s) filing is(are):

          (b)  [X]  Bank as defined in Section 3(a)(6) of the Act.

          (e) [_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

          (g)  [_]  Parent Holding Company in accordance with
                    Section 240.13d-1(b)(1)(ii)(G).

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                                                              Page 4 of 5 Pages

SCHEDULE 13G (Continued)


          (g)  [_]  Parent Holding Company in accordance with
                    Section 240.13-d(1)(b)(ii)(G).

          (h)  [_]  Group, in accordance with Section 240.13d(1)(b)(ii)(H).


Item 4    Ownership:
          ---------

          (a) Amount beneficially owned:                              273,364

          (b) Percent of class:                                         5.73%

          (c) Number of shares as to which such person has:

              i)   Sole power to vote or to direct the vote:          239,151

              ii)  Shared power to vote or to direct the vote:         34,213

              iii) Sole power to dispose or to direct
                   the disposition of shares:                         239,151

              iv)  Shared power to dispose or to direct the
                   disposition of shares:                              34,213

Item 5    Ownership of Five Percent or Less of a Class:
          --------------------------------------------

              N/A

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

              The filing of this Amendment No. 6 is intended to amend the information provided by Heritage National Bank as to the shares of Heritage Bancorp, Inc. common stock held by it.

              Heritage National Bank, a wholly-owned bank subsidiary of Heritage Bancorp, Inc. holds the securities in various fiduciary capacities and in numerous separate accounts. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is -0-.

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SCHEDULE 13G (Continued)                                       Page 5 of 5 Pages

Item 7    Identification and Classification of the Subsidiary Which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company:
          --------------------------------------------------------

                   N/A

Item 8    Identification and Classification of Members of the Group:
          ---------------------------------------------------------

                   N/A

Item 9    Notice of Dissolution of the Group:
          ----------------------------------

                   N/A

Item 10   Certification:
          -------------

                   N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998


                                            HERITAGE NATIONAL BANK


                                            By: /s/ David Scott
                                               ------------------------------
                                                David Scott
                                                Assistant Vice President